Via Facsimile and U.S. Mail
Mail Stop 4720

July 7, 2009

Mr. Craig Eisenacher
Executive Vice President and Chief Financial Officer
Everest Re Group, Ltd.
Wessex House – 2nd Floor
45 Reid Street
PO Box HM 845
Hamilton HM DX, Bermuda

Re: Everest Re Group, Ltd.
Form 10-K for the Year Ended December 31, 2008
Filed on March 2, 2009
Schedule 14A
Filed on April 9, 2009
File No. 001-15731

Dear Mr. Eisenacher:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

<u>Financial Statements</u>

<u>Note 2. Investments, page F-12</u>

1.   In order to improve the transparency of your mortgage-backed securities, please consider including the following disclosures herein or elsewhere in the filing, as appropriate:

- The amount of U.S. agency mortgage-backed securities versus non-U.S. agency mortgage backed securities and the related respective unrealized losses on these investments;
- The level of recent cash flows compared to the projected cash flows underlying your mortgage-backed securities when the transactions were originated. In those cases where the monthly cash flows during the fourth quarter are materially lower than the originally projected cash flows please tell us the factors considered in concluding that the investments are not impaired; and
- A table of mortgage-backed securities by origination year that provides credit rating at origination and currently.

2.   On Schedule 1 – Summary of Investments you disclose that all of your mortgage-backed investments were comprised of pass-through securities. Please clarify the nature of your mortgage-backed securities herein in Note 2 and elsewhere in the filing, as applicable, and disclose the extent that your mortgage-backed investments have a pass-through structure.

3.   Please revise your disclosures with respect to limited partnership investments as follows:
- Provide a description of the limited partnerships investment strategy; and
- Disclose how you determined that the fair value for your limited partnership investments approximates the value determined under the equity method of accounting given the significant decline in the market value of equity securities.

<u>Note 4. Fair Value, F-18</u>

4.   Please revise your disclosure to provide more information about information obtained from your investment asset managers. Please include the following:

- The number of quotes or prices generally obtained per instrument, and if multiple quotes or prices were obtained, how you determined the ultimate value you used in your financial statements;
- Whether, and if so, how and why, quotes or prices were adjusted from prices obtained from pricing services or investment brokers; and
- Describe the validation process performed by your investment asset managers to validate the prices obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy. Discuss in what situations the investment asset managers obtain additional price quotes for verification.

Schedule 14A

Compensation Discussion and Analysis

Base Salary and Bonus Determinations, page 14

5.   We note your disclosure on pages 14-15 that adjustments to base salary, annual cash bonuses, and equity awards are based in part upon each executive officer's performance or potential contribution and the company's performance. However, your Compensation Discussion and Analysis does not disclose the individual or corporate objectives used to determine your executive officers' base salary, annual cash bonuses, and equity awards. Please provide us with draft disclosure for your 2010 meeting proxy statement which provides the following:

- The performance objectives;
- Confirmation that you will discuss the achievement of the objectives; and
- A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Employment and Change in Control Agreements

Certain Transactions with Directors, page 28

6.   It appears that you have described the following agreements, but have not filed them as exhibits:

- Program Administrator Agreement between GHIS and Everest National and Mr. McKinley Managers;

- Program Administrator Agreement between Everest Companies and Oxford;
- Subproducer Agreement between GHIS and Oxford;

Please file these agreements as exhibits to your Form 10-K, or provide us with an analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601 (b)(10)(ii)(A) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

　　　　You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　Jim B. Rosenberg
　　　　　　　　　　　　　　　　　Senior Assistant Chief
　　　　　　　　　　　　　　　　　Accountant